Filed by GKN plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GKN plc
Commission File No.: 033-24346

Group Information Bulletin

S/14/2018

12/03/2018

Our final Defence Document and a brief update on the revised Melrose offer

Today marks 39 days since Melrose published its offer for GKN. This is an important day in recommending that GKN shareholders reject the unwelcome bid. According to the market rules that govern UK takeover bids, under normal circumstance this is the last day in the offer timetable where we can publish any material new information relating to our defence against Melrose’s bid.

We have today published our second defence document. You can see a copy here. This document, and the video that accompanies it, is the culmination of work over the last few months to demonstrate our plan for GKN. We have used this opportunity to highlight to our shareholders the strength of our businesses and their true worth. As you will see in this document, we believe that as a result of the great work that our employees do every day, GKN is worth at least 500p per share.

In February we announced a new strategy including the sale of our high quality Powder Metallurgy business and the formal separation of our Driveline and Aerospace businesses, when it makes sense for our shareholders. Consistent with this strategy, on Friday we announced our intention to combine GKN Driveline with Dana to create a leading global player in the automotive industry. Once the combination with Dana is finalised and the Powder Metallurgy and other non-core businesses are sold, we expect that GKN will become a focused aerospace company with the scale, technologies and global footprint to thrive.

It is likely you will also have heard today that Melrose has increased its offer for GKN to what they say is the equivalent of 467p per share. As a Board we have an obligation to shareholders to consider such an offer and plan to do so today.

This is clearly a very fast moving process and I want to ensure that we keep you, our highly valued employees, as up-to-date as possible. With this in mind, it is likely that I will be sending another GIB sometime in the next 24 hours. I realise that this is a lot of information to take in, but I feel that it is very important that we do share with you any information that we can as soon as possible.

Thank you again for your resilience during this unsettling process. I should also warn you that this period will last for a few more weeks. Under the takeover rules I referred to earlier, shareholders have until the end of this month to decide whether to accept the Melrose offer or not.

As I indicated earlier, we’ll keep you updated with any new information as soon as we are in a position to do so. In the meantime, let’s stay safe together, drive our Project Boost objectives, and keep focused on delivering for our customers.

Anne Stevens
Chief Executive Officer, GKN plc

Please pass this Group Information Bulletin to all interested people within your area(s) of responsibility

Cautionary statement

This communication contains forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this communication may include statements about the expected effects of the proposed combination of GKN's Driveline business and Dana (the "Proposed Transaction) on GKN, Dana, Dana plc and/or GKN Aerospace, the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words "targets," "plans," "believes," "expects," "intends," "will," "likely," "may," "anticipates," "estimates," "projects," "should," "would," "positioned," "strategy," "future" or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to Completion and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transaction on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Proposed Transaction; the ability of the parties to integrate successfully GKN Driveline with the business of Dana following the consummation of the Proposed Transaction and to realize the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN's or Dana's businesses; the risk that disruptions from the Proposed Transaction will harm GKN's or Dana's business; the effect of the announcement of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s Annual Report and Accounts 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption "Risk Factors". Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or Dana plc undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

No offer or solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockholders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that Dana plc will file with the SEC a registration statement on Form S-4, containing a prospectus with respect to Dana plc's ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana's stockholders (the "Proxy Statement"), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC. Further, it is intended that GKN will mail a circular to its shareholders (“the Circular”) containing further details in relation to the Proposed Transaction and notice of the general meeting. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, AND THE CIRCULAR WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND Dana plc. Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or Dana plc will be made available free of charge on Dana’s Investor Relations Website.

Participants in the solicitation

GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth in GKN’s Annual Report and Accounts 2016. Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus and the Proxy Statement and the Circular regarding the Proposed Transaction when it becomes available.